SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                            HOWMET INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)



                                    443208103
                                 (CUSIP Number)


                              Daniel S. Hapke, Jr.
                    Senior Vice President and General Counsel
                            Cordant Technologies Inc.
                               15 W. South Temple
                                   Suite 1600
                         Salt Lake City, Utah 84101-1532
                                 (801) 933-4000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 12, 1999
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (continued on the following pages)


                               Page 1 of 6 Pages

CUSIP No. 443208103                  13D                       Page 2 of 6 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cordant Technologies Holding Company  51-0336475
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)  [X]
                               (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      Bank    BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)           [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF
                              84,650,000
   SHARES

                        --------------------------------------------------------
                        8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                    -0-

                        --------------------------------------------------------
   EACH                 9    SOLE DISPOSITIVE POWER

 REPORTING
                              84,650,000
  PERSON
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
   WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      84.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
      CO

--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

CUSIP No. 443208103                 13D                        Page 3 of 6 Pages

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cordant Technologies Inc.  36-2678716

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                               (a)  [X]
                               (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      Bank    BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)           [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

  NUMBER OF
                              84,650,000
   SHARES
                        --------------------------------------------------------
                        8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                    -0-

                        --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER

  REPORTING
                              84,650,000
   PERSON
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
    WITH
                              -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  84,650,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      84.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO; HC

--------------------------------------------------------------------------------

                               Page 3 of 6 Pages

                                  SCHEDULE 13D

      This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed February 18, 1999 by Cordant Technologies Inc. ("Cordant") and Cordant Technologies Holding Company ("Holding" and, together with Cordant, the "Reporting Persons"), relating to shares of common stock, par value $0.01 per share ("Shares"), of Howmet International Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      The Reporting Persons acquired the Purchased Shares on February 8, 1999 from The Carlyle Group ("Carlyle") to increase their ownership of the Issuer from 62 percent to 84.6 percent of the outstanding Shares. The Reporting Persons had an option that was granted by Carlyle in December 1997 at the time of the Issuer's initial public offering (the "IPO") to acquire all of Carlyle's Shares. The option was exercisable beginning in December 1999 at a market-based price, and the acquisition of the Shares from Carlyle was made at this time to eliminate the uncertainty regarding the price and timing of the option exercise. In connection with Carlyle's sale of its Shares, Mr. William E. Conway, Jr., Carlyle's representative on the Board of Directors of the Issuer, advised Cordant of his intention to retire from the Issuer's Board of Directors effective at the 1999 Annual Meeting.

      On February 12, 1999, the Issuer announced that on February 17, 1999 it planned to exercise its option to redeem all of its then outstanding 9% Series A Senior Cumulative Preferred Stock (the "Series A Preferred Stock") at an aggregate redemption price of $66,379,991, all of the shares of which are owned by Holding. On February 17, 1999, the redemption of the Series A Preferred Stock was consummated.

      On November 12, 1999, Cordant delivered a written proposal to the Board of Directors of the Issuer to acquire all of the outstanding Shares not currently owned by Cordant for a price of $17.00 per share in cash (the "Proposal Letter"). In the Proposal Letter, Cordant requested that the Issuer's Board of Directors refer the proposal to its Committee of Independent Directors for its review and consideration. The text of the Proposal Letter is filed as Exhibit 5 hereto and incorporated herein by reference.

      Subject to any limitations set forth in the Corporate Agreement and changes in other factors, including, among other things, market and economic conditions, the respective businesses, operations, financial condition and prospects of Cordant and the Issuer, and other business opportunities that may be available to Cordant, as well as the response of the Committee of Independent Directors of the Issuer's Board of Directors to the Proposal Letter, Cordant reserves the right to formulate other plans and/or make other proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine. Moreover, Cordant reserves the right to amend or withdraw the proposal at any time in its

                               Page 4 of 6 Pages
discretion. The description of the Corporate Agreement described in Item 6 below is incorporated herein by reference.

      Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the matters described in paragraphs (a)-(j) of the instructions for completing Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1* Joint Filing Agreement, dated as of February 18, 1999, between Cordant Technologies Inc. and Cordant Technologies Holding Company.



Exhibit 2*        Credit Agreement, dated as of February 5, 1999, among
                  Cordant Technologies Inc., the First National Bank of Chicago, individually and as Administrative Agent, First Chicago Capital Markets, Inc., as Arranger, and the lending institutions thereto.

Exhibit 3 Corporate Agreement, dated as of December 2, 1997, among Cordant, Holding and the Issuer. (incorporated by reference to Exhibit 4.5 to the Howmet International Inc. Form 10-K for the fiscal year ended December 31, 1997)

Exhibit 4* Second Amended and Restated Standstill Agreement, dated as of February 8, 1999, among Cordant, Holding, the Carlyle Entities and William E. Conway, Jr.



Exhibit 5 Letter, dated November 12, 1999, to the Board of Directors of the Issuer.


--------------------------------------
*  Previously filed.





                               Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       CORDANT TECHNOLOGIES INC.



                                       By:  /s/ Edwin M. North
                                            Name: Edwin M. North
                                            Title: Vice President and
                                                   Corporate Secretary







                                       CORDANT TECHNOLOGIES HOLDING COMPANY



                                       By:  /s/ Edwin M. North
                                            Name: Edwin M. North
                                            Title: Assistant Secretary






                               Page 6 of 6 Pages